14005362

No Act
PE 12/26/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 10 2014
Washington, DC 20549

February 10, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-10-14

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: Dominion Resources, Inc.
Incoming letter dated December 26, 2013

Dear Ms. Sellers:

This is in response to your letter dated December 26, 2013 concerning the shareholder proposal submitted to Dominion by Pamela Morgan. We also received a letter on the proponent's behalf on January 14, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Emily Heffling
emily@chesapeakeclimate.org

February 10, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 26, 2013

The proposal requests that the board provide a report to shareholders describing the financial risks to Dominion posed by climate change and resulting impacts on share value, including the impact of more frequent and more intense storms, as well as any actions the board plans to address these risks.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Dominion's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 14th, 2013

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549
shareholderproposals@sec.gov

Re: Response to Dominion Resources Proposal to Exclude the Shareholder Resolution on Climate Risk Submitted by Ms. Pamela Morgan Pursuant to Rule 14a-8(i)(10).

Ladies and Gentlemen:

As the newly appointed point-of-contact by and for Dr. Pamela Morgan (replacing former point of contact, Keith Thirion), this letter represents our collective response to the request sent on December 26, 2013 to the SEC by Jane Whitt Sellers of McGuireWoods LLP, on behalf of Dominion Resources, Inc. (the Company), regarding the above referenced shareholder proposal. The Company, through Ms. Sellers, contends that the proposal may be excluded from its 2014 proxy statement by virtue of Rules 14a-8(i)(10) (company has substantially implemented proposal). Via email, a copy of this letter is being mailed concurrently to Ms. Sellers, Mr. Russell Singer, and Ms. Karen Doggett.

I hereby submit the following comments urging you to reject Dominion Resources' request, as I disagree that the company has substantially implemented the proposal. This proposal is almost identical to the Climate Risk resolution submitted last year; the resolved clause is exactly the same except for the date, and within the body there are just a few minor updates of storm cost values. Dominion also challenged this resolution last year and requested no-action relief from the SEC, on the same grounds, and our resolution's inclusion in Dominion's proxy was upheld by the SEC. The Company has not significantly updated or reported on the financial risks to the Company posed by climate change since that time. Further, shareholders clearly have a strong interest in furthering this proposal, as it received 22% of the vote (>$7 billion worth of shareholder stock) at the 2013 Dominion shareholder meeting.

Below is the resolved clause of the resolution:

> **Resolved:** Shareholders request that within 6 months of the 2014 annual meeting, the Board of Directors provide a report to shareholders, prepared at reasonable cost and omitting proprietary information, describing the financial risks to Dominion Resources posed by climate change and resulting impacts on share value, specifically including the impact of more frequent and more intense storms, as well as any actions the Board plans to address these risks.

In the Company's request to exclude this Proposal from the Proxy Materials, they listed examples of public documents citing the risks posed to the Company by climate change. However, none of the listed documents clearly or substantially connect the impact of more frequent and intense storms due to climate change as a source of risk on share value.

The Company lists their online environmental report (2013) section on Greenhouse Gases and Climate Change as one example. However, this section of their report does not address or even use the words climate risk. In fact, the only mention of "climate change" is in their opening statement on the webpage: "Greenhouse gases and the impact on climate change continue to be a focus both nationally and worldwide." The Company website, rather than addressing the large risks that climate change carries and its relation to share value, only addresses carbon reduction efforts and does not directly (or indirectly) connect carbon reduction with risk associated with more frequent or intense storms and the resulting impacts. Under their Climate Change Policy Principles section, the Company only mentions Dominion's policy positions on potential national carbon legislation and does not in any way overtly address climate change to business risk.

Another cited example is the Company's Citizenship and Sustainability Report on the Company's website. The challenge letter to our Climate Risk proposal claims that this report addresses Climate Risk under the "Business- Risk management" section, which should therefore outline the connection between weather-related incidents as examples of risk. However, these risks, found under "operating risks," are in no way connected to climate change and there is no explanation of how the increased likelihood of more frequent and more intense storms related to climate change can affect shareholders. ("Operating risks: Weather-related incidents, such as hurricanes and winter snow storms, can damage our utility infrastructure and cause power outages, which can result in a drop in energy use and significant repair costs."- Company website).

Finally, their section heading "Environmental - Climate Change" on Dominion's Citizenship and Sustainability report again simply repeats their policy position on carbon legislation rather than discuss the risk assessment related to climate change and its impacts.

In summary, I respectfully urge you to reject the Company's request that my proposal be excluded from the proxy materials, because Dominion has not in fact disclosed to shareholders the financial risks posed by climate change and the resulting impact on share value.

Thank you, and please feel free to phone or email me with further questions.

Sincerely,

Emily Heffling

Approved,

Pamela Morgan

Ms. Heffling hereby appointed POC by and for Dr. Pamela Morgan, Dominion Resources Shareholder
w: 804-767-8726
c: 231-675-3123
emily@chesapeakeclimate.org
1108 E. Main St, Suite 603, Richmond VA 23219

Cc: Jane Whitt Sellers, jsellers@mcguirewoods.com
McGuireWoods LLP

Karen Doggett, karen.doggett@dom.com
Russell J. Singer, Russell.J.Singer@dom.com
Dominion Resources, Inc.
120 Tredegar Street, Richmond, VA 23219

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Tel 804.775.1000
Fax 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 804.775.1054

McGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

December 26, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Ms. Pamela Morgan Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 18, 2013 by Ms. Pamela Morgan ("Ms. Morgan" or the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 21, 2014. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Ms. Morgan any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved**, Shareholders request that within 6 months of the 2014 annual meeting, the Board of Directors provide a report to shareholders, prepared at reasonable cost and omitting proprietary information, describing the financial risks to Dominion Resources posed by climate change and resulting impacts on share value, specifically including the impact of more frequent and more intense storms, as well as any actions the Board plans to address these risks.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company, which has addressed the subject matter of the Proposal in existing public disclosures.

DISCUSSION

I. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release")

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *Medtronic, Inc.* (June 13, 2013); see e.g., *Whole Foods Market, Inc.* (November 14, 2012), *Starbucks Corp.* (November 27, 2012), and *Texaco, Inc.* (March 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. See, e.g., *Walgreen Co.* (September 26, 2013) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the company's organizational documents that would eliminate all super-majority vote requirements, where such company eliminated all but one such requirement) and *Johnson & Johnson* (February 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). See e.g., *Hewlett-Packard Company* (December 11, 2007), *Anheuser-Busch Cos., Inc.* (January 17, 2007), and *Bristol-Myers Squibb Co.* (March 9, 2006). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., *Deere & Company* (November 13, 2012), *Exxon Mobil Corp.* (March 23, 2009), *Exxon Mobil Corp.* (January 24, 2001), and *The Gap, Inc.* (March 8, 1996).

The Staff has allowed other similar proposals calling for reports to be excluded where companies could show that they already were already issuing reports similar to those the proponents were requesting. Earlier this year, the Staff allowed the Company to exclude a proposal requesting a report on the Company's plans for deploying wind turbines for utility scale power generation off the Virginia and North Carolina coasts. The

Staff permitted the exclusion because the public disclosures made by the Company pursuant state regulatory reporting requirements "compare[d] favorably with the guidelines of the proposal." *Dominion Resources, Inc.* (February 5, 2013). See also *Dominion Resources, Inc.* (January 24, 2013) (Staff allowed the Company to exclude a shareholder proposal seeking a report on increasing energy efficiency based on disclosures made in annual reports filed with state regulatory authorities). Similarly, in *Exxon Mobil Corporation* (March 23, 2007), the proponent requested a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products. Exxon was able to demonstrate it had communicated with its shareholders on topics of renewable energy and greenhouse gas emissions through a number of venues, including executive speeches and a report available on its website. The Staff allowed the proposal to be excluded in reliance of Rule 14a-8(i)(10). See also *Abercrombie & Fitch Co.* (March 28, 2012) (requesting the board prepare a sustainability report that includes strategies to reduce greenhouse gas emissions, addresses energy efficiency measures as well as other environmental and social impacts, such as water use and worker safety); *Duke Energy Corporation* (February 12, 2012) (requesting board assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions by providing comprehensive energy efficiency and renewable energy programs to its customers, and issue a report on its plans to achieve these goals); *MGM Resorts International* (February 28, 2012) (requesting the board issue a sustainability report to shareholders); *ConAgra Foods, Inc.* (May 26, 2006) (requesting that the board issue a sustainability report to shareholders); *Albertson's, Inc.* (March 23, 2005) (requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports); *Exxon Mobil Corp.* (March 18, 2004) (requesting report to shareholders outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into the company's energy mix); and *Xcel Energy, Inc.* (February 17, 2004) (requesting report on how company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions).

II. The Company's disclosures in its enterprise-wide environmental report and its 2012-13 Sustainability Report regarding the risks to the Company posed by climate change, which reports are available through the Company's website, together with public disclosures made by the Company in its regular SEC reports and by the Company's subsidiary Virginia Electric and Power Company, d/b/a Dominion Virginia Power ("Dominion Virginia Power"), in its filings with the Virginia State Corporation Commission ("VSCC"), equate to substantial implementation of the Proposal

The Proponent is requesting the Company's Board of Directors provide a report to shareholders during 2014 describing financial risks to the Company posed by climate change. The Proponent requests that the report include details regarding the impact of climate change risks on share value, the impact of more frequent and intense storms and planned Board actions to address these risks. The Proponent appears to be under the impression that Dominion is unaware of these risks or not engaged in conducting assessments and making plans to take these risks into account. This can be seen from the Proponent's supporting statement which states as follows:

> Because of the large risks that climate change carries with it, many companies are conducting internal assessments of business risks and opportunities posed by climate change and becoming more transparent by adding sections in the 10K, Annual Reports, website and other public statements on present and future risks. The Board of Directors has the responsibility to share this type of information with shareholders.

As discussed below, the Company is extremely well informed regarding the issues which concern the Proponent and quite transparent about these matters. It has publicly provided voluminous amounts of information, available electronically via the Company's website to shareholders, ratepayers and the general public, regarding the risks to its business associated with climate change and information about the Company's current and planned responses to those risks. The Company also makes disclosures regarding climate change in its annual and quarterly reports filed with the SEC under the Exchange Act. These reports are readily accessible through the SEC's EDGAR website and on the Company's website. Furthermore, the Company's electric public utility subsidiary, Dominion Virginia Power, as a part of its required Integrated Resource Planning Process ("IRP") (more fully described under below) integrates a forecasted cost of carbon emissions into its financial analysis of generation options, using them as a planning tool. As a result, the Company has satisfactorily addressed the essential objectives of the Proposal and believes that it may exclude the Proposal under Rule 14a-8(i)(10).

The Company's extensive and easily accessible public disclosures regarding climate change risks and its plans for responding to these risks include the following:

- The enterprise-wide environmental report (2013) published via the Company's website at https://www.dom.com/about/environment/report/index.jsp. In the section of the report entitled Key Issues, the first topic is Greenhouse Gases and Climate Change. Exploring this section of the report leads the reader to pages where he or she can review, among other things, Dominion's Climate Change Policy Principles and Dominion's plans for reducing its carbon dioxide emissions.

- The Company's 2012-2013 Citizenship and Sustainability Report published via the Company's website at http://www.dominioncsr.com/. Under the heading Business – Risk Management, the report specifically points out, as the Proponent has also pointed out in her supporting statement, that weather-related incidents are an example of enterprise risks that could have a material impact on financial or operating performance due to reductions in energy use and significant repair costs. In addition, under the heading Environment – Climate Change, the Company describes its position on climate change policy, several partnerships with other academic and issue-oriented organizations in which it is involved in studying climate change related issues, and its integrated strategy for reducing greenhouse gas emissions intensity.

- A section in the Company's report on Form 10-K for the year ending December 31, 2012 entitled GLOBAL CLIMATE CHANGE and additional sections under the headings Environmental Strategy and Future Issues and Other Matters – Environmental Matters, as well as Note 22: Commitments and Contingencies – Climate Change Legislation and Regulation and several Risk Factors. These discussions occupy approximately more than 6 pages of the Form 10-K for 2012. Dominion anticipates similarly extensive disclosures in its Form 10-K for 2013. The Company's Form 10-K reports (and updates provided on a quarterly basis on Form 10-Q) can be found on the Company's website or in the SEC's publicly available EDGAR database.
    - We note that the disclosure in the Form 10-K for 2012 under the GLOBAL CLIMATE CHANGE heading confirms that Dominion's CEO and operating segment CEOs are responsible for compliance with the laws and regulations governing environmental matters, including climate change, and Dominion's Board of Directors receives periodic updates on these matters.

There is one aspect of the Proposal that is not entirely met by the Company's existing disclosures, which is the apparent request that the desired report quantify the impact of climate change risk on the Company's share price. On the assumption that the Proponent is not asking the Company to speculate about future share prices which are affected by a multiplicity of factors, the Company interprets this aspect of the Proposal as one that asks for quantification of the financial risk associated with climate change. The Company expends considerable effort on this task for its planning purposes, both at the enterprise level and at Dominion Virginia Power. It analyzes multiple scenarios and models on a regular basis. The results are available to shareholders and others through the publicly available reports filed by Dominion Virginia Power with the VSCC and the North Carolina Utilities Commission ("NCUC") each year as a part of its IRP process.

By way of background, Dominion Virginia Power is an incumbent electric utility providing service to more than two million customers in Virginia and North Carolina and is regulated at the state level by the VSCC and the NCUC. Dominion Virginia Power is required to file in Virginia in odd-numbered years (with an update in even-numbered years), and in North Carolina in even-numbered years, a comprehensive Integrated Resource Plan ("Plan") pursuant to§ 56-599 of the Code of Virginia ("Va. Code") and R8-60 of the NCUC Rules and Regulations ("NCUC Rules"), respectively. The 2013 Plan is publicly available through the VSCC website at http://www.scc.virginia.gov. The relevant case number for the VSCC is Case No. PUE-2013-00088, which can be accessed under the "Obtain Case Information" and "Docket Search" tabs. The 2013 Plan is also available on the Company's website at https://www.dom.com/about/integrated-resource-planning.jsp.

Under Virginia law, a Plan is defined as "a document developed by an electric utility that provides a forecast of its load obligations and a plan to meet those obligations by supply side and demand-side resources over the ensuing 15 years to promote reasonable prices, reliable services, energy independence, and environmental responsibility." Va. Code § 56-597. Comparable plans are also prepared by Dominion Virginia Power for filing in North Carolina where it also has service territory. NCGS § 62-2 and 62-110.1.

Dominion Virginia Power's 2013 Plan informs Dominion's enterprise and operational risk management strategies regarding generation, transmission and energy management options, and relies on thorough and calculated assessment of a number of risks and forecasted market conditions. The 2013 Plan recognizes that the electric power industry continues to be dynamic in nature with rapidly changing developments and regulatory challenges. The potential for climate change focused laws and regulations and industry-wide carbon legislation/regulation and their timing and structure, if enacted, are identified in the 2013 Plan as one of the most significant uncertainties affecting planning. Varying cost of carbon assumptions are modeled to measure and evaluate economic impacts that current and future regulations or legislation affecting greenhouse gas emissions will have on market dynamics, which in turn affects regional operations and decision-making. The 2013 Plan details these assumptions. This information, together with projected capital expenditures in connection with environmental compliance, is essentially the quantification that the Proponent is requesting in the Proposal.[1]

The Company believes it has provided, and intends to continue to provide appropriate disclosures to its investors regarding climate change and the risks it poses to the Company. As the Commission has recognized, there is no need to present to shareholders a Proposal regarding a matter on which the Company's management or board has already acted up favorably.

Put another way, where the particular policies, practices, and procedures of a company "compare favorably with the guidelines of the proposal" (*Vector Group Ltd.* (February 26, 2013)), as the Company's do here with respect to Ms. Morgan's primary goals, then the proposal may be excluded on the grounds that it has been substantially implemented.[2] Accordingly, because the Company has substantially implemented the

[1] The Company acknowledges that certain of the quantified information has been redacted from the publicly available version of its 2013 Plan. However, the Proponent has expressly acknowledged in the Proposal that proprietary information may be excluded from any reporting to shareholders. Consequently, the omission of this information in the publicly available 2013 Plan does not affect the Company's conclusion that it has substantially implemented the Proposal.

[2] Dominion is aware that the Staff denied its request to exclude the same proposal submitted by Ms. Morgan for its 2013 annual meeting on the grounds that it had been substantially implemented. *Dominion Resources, Inc.* (February 5, 2013) ("2013 Letter"). However, the grounds for exclusion under Rule 14a-8(i)(10) is necessarily company-specific and, even for the same company, may change from year to year

Proposal, the Company may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or at jsellers@mcguirewoods.com or my colleague, Katherine K. DeLuca, at (804) 775-4385 or at kdeluca@mcguirewoods.com.

Sincerely,

Jane Whitt Sellers

Jane Whitt Sellers

Enclosures

cc: Russell J. Singer, Senior Counsel
Karen W. Doggett, Director – Governance and Executive Compensation
Ms. Pamela Morgan
Mr. Keith Thirion

depending on the company's actions. Dominion's practices described in this letter are different from those cited in the 2013 Letter. Consequently, the 2013 Letter is not determinative in this case.

Exhibit A
Correspondence

Karen Doggett (Services - 6)

From: Keith Thirion [keitht@chesapeakeclimate.org]
Sent: Monday, November 18, 2013 5:31 PM
To: Carter Reid (Services - 6); Karen Doggett (Services - 6)
Cc:
Subject: Shareholder resolution submission for 2014 meeting
Attachments: Morgan 2013 submittal letter.pdf; Dominion Resources Climate Risk 2014.pdf; Morgan 2013 Dom acct info.pdf

Dear Ms. Reid and Ms. Doggett,

Please find attached the submittal letter and shareholder resolution presented for inclusion in the proxy for the 2014 Dominion shareholder meeting. Dr. Pamela Morgan is the submitter, CC'ed on this email. Please confirm receipt via email, so that we can know you have received this.

Sincerely,

Keith Thirion

--

Keith Thirion
(703) 579-6645
KeithT@chesapeakeclimate.org

Dr. Pamela Morgan

November 18, 2013

Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

Attached please find a shareholder resolution on climate risk that I hereby submit for inclusion in the 2014 proxy statement for the 2014 shareholders' meeting.

I am a current stockholder in Dominion Resources, with over $2000 in shares. I intend to hold the shares past the date of the 2014 shareholders' meeting. I attach herewith confirmation of continuous share ownership of more than one year prior to today's date.

Please direct any correspondence on this resolution to Keith Thirion at 1108 E. Main St, Suite 603, Richmond, VA 23219, keitht@chesapeakeclimate.org, (703) 579-6645. Please note that both Mr. Thirion and I would be pleased to conduct all correspondence on this matter via email.

Thank you for your time and attention.

Sincerely,

Pamela Morgan

Pamela Morgan

*** FISMA & OMB Memorandum M-07-16 ***

WHEREAS: The three most costly storms in Dominion's operating history of more than 100 years, Hurricane Isabel, Hurricane Irene and the June 2012 derecho, have occurred in the last decade.

The consensus among climate scientists is that, without significant reduction of greenhouse gas emissions, climate change will continue to result in more severe and more frequent storms, among other effects. The 2013 report by the Intergovernmental Panel on Climate Change (IPCC) reinforced scientific certainty of these climate impacts to an unprecedented extent. The report found that human-caused "warming of the climate system is unequivocal."[1] In addition to the problems these storms will cause for Dominion's individual employees, shareholders and customers, they pose significant financial risk to the company.

Dominion's restoration costs amounted to $128 million after Hurricane Isabel in 2003, $59 million after Hurricane Irene in 2011 and $42 million after the June 2012 derecho storm. With the addition of storms like Superstorm Sandy in October, Dominion's restoration costs for major storm activity in 2012 totaled $81.6 million throughout the year.

Loss of power for customers also means lost sales for Dominion. Lost electricity sales after Hurricane Isabel, for instance, reduced operating earnings by 4 cents per share.

In addition to direct costs, storms also carry reputational risks for Dominion. After the derecho, more than 1 million customers of Dominion's regulated electric utility division lost power, some for as long as a week. "Freak" storms like the derecho are expected to become more and more common as climate change progresses.

Because of the large risks that climate change carries with it, many companies are conducting internal assessments of business risks and opportunities posed by climate change and becoming more transparent by adding sections in their 10K, Annual Reports, website and other public statements on present and future risks.

The Board of Directors has the responsibility to share this type of information with shareholders.

Resolved: Shareholders request that within 6 months of the 2014 annual meeting, the Board of Directors provide a report to shareholders, prepared at reasonable cost and omitting proprietary information, describing the financial risks to Dominion Resources posed by climate change and resulting impacts on share value, specifically including the impact of more frequent and more intense storms, as well as any actions the Board plans to address these risks.

[1] http://www.ipcc.ch/report/ar5/wg1/

Page 13 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Monday, November 18, 2013 5:48 PM
To: 'Keith Thirion';
Cc: Meredith S Thrower (Services - 6); Carter Reid (Services - 6)
Subject: RE: Shareholder resolution submission for 2014 meeting

Dear Dr. Morgan and Mr. Thirion,

By way of this email, I am confirming the receipt of Dr. Morgan's shareholder proposal on Monday, November 18, 2013.

Please note that Dominion reserves the right in the future to raise any bases upon which this proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: Keith Thirion [mailto:keitht@chesapeakeclimate.org]
Sent: Monday, November 18, 2013 5:31 PM
To: Carter Reid (Services - 6); Karen Doggett (Services - 6)
Cc:
Subject: Shareholder resolution submission for 2014 meeting

Dear Ms. Reid and Ms. Doggett,

Please find attached the submittal letter and shareholder resolution presented for inclusion in the proxy for the 2014 Dominion shareholder meeting. Dr. Pamela Morgan is the submitter, CC'ed on this email. Please confirm receipt via email, so that we can know you have received this.

Sincerely,

Keith Thirion

--

Keith Thirion
(703) 579-6645
KeithT@chesapeakeclimate.org